December 5, 2007

Mail Stop 6010

*By U.S. Mail and facsimile to (610) 725-8485*

Robert S. Feit
Senior Vice President and General Counsel
AMETEK, Inc.
37 North Valley Road, Building 4
P.O. Box 1764
Paoli, Pennsylvania 19301-0801

> **Re:     AMETEK, Inc.**
> **Definitive 14A**
> **Filed March 12, 2007**
> **File No. 001-12981**

Dear Mr. Feit:

We have reviewed your response letter dated October 2, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Determination of Competitive Compensation, page 23

1.      We note your response to our prior comment 5. Based on your response to prior comment 14, it appears you may have engaged in benchmarking the compensation of your named executive officers to the 500 companies in the Towers Perrin database. Specifically, you indicate in such response that "[th]e benchmarking methodology used to determine Mr. Hermance's compensation is essentially the same as applied to our other named executive officers; no separate methodology was used to determine Mr. Hermance's compensation." Please clarify whether in fact you have engaged in any benchmarking of compensation of the named executive officers, and if so, disclose in future filings all of the component companies.

Short-Term Incentive Program, page 24

2.      We note your response to our prior comment 5.  You indicate in your response
        that total cash compensation at *target* levels for all executive officers was within
        the 15 percent range referred to in your response and that the disclosure in the
        Compensation Discussion and Analysis clearly indicates the premium over target
        levels actually paid out based on performance.  It would appear then that you are
        able to derive from this information the range within which *actual* total cash
        compensation falls.  Please disclose such information in future filings.  For
        example to the extent that *actual* total cash compensation was within 25 to 30
        percent above the dollar amount of compensation for comparable executives at
        the 50 percent level, please disclose this information.  In addition, please also
        clarify in your future disclosures the meaning of "comparable executives."

Potential Payments Upon Termination or Change of Control, page 42

3.      We reissue the portion of our prior comment 17 relating to compensation levels.
        As an example of the disclosure we would like to see, we note that several of your
        named executive officers receive a multiple of their base salaries under their
        change of control agreements.  Please discuss and analyze in future filings how
        the multipliers were negotiated and how and why the specified multipliers were
        agreed to by the company.

        Please contact me at (202) 551-3444 with any questions.


                                                        Sincerely,


                                                        Perry J. Hindin
                                                        Special Counsel


cc (via fax):    Alan Singer, Esq.
                 Morgan, Lewis & Bockius LLP
                 (F) 215.963.5001